Filed by LGL Systems Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: LGL Systems Acquisition Corp.

Commission File No. 333-256129

Significant Interest from Federal Community and Large Tech Companies

IronNet Updates Certain Internally Prepared Forecasts Included in Proxy Statement/Prospectus

New Partnership with Mandiant Highlights Market Need for Managed Cyber Defense Services to Organizations of All Sizes

McLean, VA (August 10, 2021) – IronNet Cybersecurity, Inc. (“IronNet”), an innovative leader transforming cybersecurity through Collective Defense, today provided a business update on its customer growth and revenue outlook.

Significant Interest from the Federal Community and Large Tech Companies

Because of the highly publicized cyber attacks late last year and into this year, IronNet has seen expansion in its opportunities to contract for entire communities of suppliers and to more comprehensively protect larger enterprise customers. “Nation state activity just continues to increase,” said IronNet founder and co-CEO GEN (Ret.) Keith Alexander. “We see evidence of that in growing activity in ransomware, attacks on our country’s fuel and food supply pipelines and the inordinate success of advanced tools against agencies and suppliers of the U.S. Federal government. We are also seeing this repeated in our customer bases not just here but around the globe.”

In a separate release today, IronNet announced a new partnership with Mandiant to provide best-in-breed managed cyber defense capabilities to companies and government agencies of all sizes across the globe. In the announcement, FireEye/Mandiant CEO Kevin Mandia highlighted the partnership’s ability to eliminate the impact of security threats and to create a new form of dynamic cyber defense.

In addition, introducing a clear shift to collective defense between public and private companies, last week the Cybersecurity and Infrastructure Security Agency (CISA) announced the standup of the Joint Cyber Defense Collaborative (JCDC), a new agency effort to drive down risk before an incident and to unify defensive actions should an incident occur. CISA is establishing the JCDC to integrate cyber capabilities across multiple federal agencies, state and local governments, and private sector entities to achieve shared cyber defense objectives. In her introductory comments, CISA Director Jen Easterly highlighted the importance of collective, proactive public-private partnerships to address our country’s national critical functions from cyber intrusions like ransomware.

As a result of greater awareness around cyber vulnerabilities, budget allocations for IronNet’s solution have been expanding. While delaying the revenue commencement, certain of these opportunities could lead to over 1,000% growth in IronNet’s customer base as it is invited into larger deployments that involve contracts for entire supply chain communities at once. In addition, IronNet’s business is expanding into new verticals, such as the recently announced Collective Defense Community for Space.

Expanded Partnerships Drive Enhanced Awareness of IronNet’s Solutions

As highlighted by today’s announcement with Mandiant, a key strength of the IronNet model for Collective Defense is the integration with critical go-to-market partners, most recently including an announcement for expanded support for Microsoft Azure, including bi-directional integration between IronNet’s network detection and response (NDR) solution, IronDefense, and Microsoft Azure Sentinel (SIEM), as well as enhanced NDR capabilities into Azure IaaS environments. Other partnerships announced earlier this year include technology integrations with Crowdstrike, Nutanix, and Dragos; as well as partnerships with Jacobs, Carahsoft Technology Corp., and Marsh.

IronNet has added year-to-date a range of security ecosystem integrations that expand the power of its IronDome Collective Defense and IronDefense NDR to public, private, hybrid and on-premise networks to deliver faster detection and response to advanced threats. The company continues to expand its product differentiation and key capabilities in the areas of visualization, deployability, detection and correlation, and ecosystem, and plans for a continued strong roadmap for updates in these four product focus areas in the second half of its fiscal year.

IronNet was recently recognized by third parties for its technical and go-to-market capabilities, awarded the Best Cybersecurity Solution for Public Sector Organizations by Amazon Web Services as part of the 2021 Global Amazon Web Services (AWS) Partner Network (APN) Public Sector Partner Awards, as well as for the second time by IDC as the “Vendor Who Shaped the Year.”

Update of Certain Forecasted Revenue Information

IronNet remains on track to achieve $110.8 million in revenue in fiscal 2023, consistent with the internally prepared forecast included in proxy statement/prospectus relating to IronNet’s proposed business combination with LGL Systems Acquisitions Corp.

Due to shifts in the anticipated closing of several large new customer contracts and the resulting impact to current year revenue recognition, IronNet now estimates that its fiscal year 2022 revenue will be between $43 and $45 million as compared to forecasted revenue of $54.2 million. Investors are cautioned not to rely on the forecast in making a decision regarding the business combination, as the forecast may be materially different than actual results.

Although IronNet has not finalized its full financial results for its second fiscal quarter ended July 31, 2021, IronNet expects to report that its revenue for the six months ended July 31, 2021 was approximately $13 million. This estimated revenue is preliminary and unaudited, represents a management estimate and is subject to completion of IronNet’s quarter end financial closing procedures.

Finally, IronNet has several pending large contracts that it expects to close in the third quarter of fiscal 2022. Due to the increase in these larger contract opportunities, IronNet now expects its annual recurring revenue (ARR) to increase to $75 million by the end of fiscal 2022 and to continue its expansion to $129 million by the end of fiscal 2023.

William Welch, co-CEO of IronNet, said, “Customers and partners are taking notice that IronNet addresses a problem decades in the making with a differentiated solution — AI-driven behavioral analytics and Collective Defense — that shifts the paradigm in the security industry from defending in isolation to defending by collaboration, enabled by our proprietary technology. IronNet’s offerings are not only relevant right now, they are critical, as organizations continue to battle cyberattacks that compromise data security and availability of critical products and services. We believe IronNet’s merger with LGL will enable us to accelerate our market awareness and adoption as a public company and scale our ability to protect more of the global economy.”

Special Meeting to Approve Business Combination

IronNet expects to complete its previously announced merger with LGL Systems Acquisition Corp. (LGL) following a special meeting of LGL stockholders (the “Special Meeting”) to approve the business combination which will be held on August 26 at 10:00 AM ET.

If the proposals at the Special Meeting are approved, IronNet and LGL anticipate that the business combination will close shortly thereafter, subject to the satisfaction or waiver (as applicable) of all other closing conditions. Upon the closing of the Business Combination, the combined company will operate as IronNet, Inc. and the shares of common stock and the warrants of the combined company will be listed on New York Stock Exchange under the symbols “IRNT” and “IRNT.WS,” respectively.

About LGL Systems Acquisition Corp.

LGL Systems Acquisition Corp. is a blank check company formed for the purpose of effecting a merger with a target business in the cybersecurity, C4ISR, data processing, and/or analytics sectors, with a broad range of applications across the aerospace, defense, and communication end markets.

About IronNet

Founded in 2014 by GEN (Ret.) Keith Alexander, IronNet Cybersecurity is a global cybersecurity leader that is transforming how organizations secure their networks by delivering the first-ever Collective Defense platform operating at scale. Employing a high number of former NSA cybersecurity operators with offensive and defensive cyber experience, IronNet integrates deep tradecraft knowledge into its industry-leading products to solve the most challenging cyber problems facing the world today.

Important Information and Where to Find It

This press release relates to a proposed transaction between LGL Systems Acquisition Corp. (“LGL”) and IronNet Cybersecurity, Inc. (“IronNet”). LGL has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”), which was declared effective by the SEC on August 6, 2021, that includes a proxy statement distributed to LGL’s stockholders in connection with LGL’s solicitation of proxies for the vote by LGL’s stockholders in connection with the proposed business combination and other transactions described in the Registration Statement, as well as a prospectus relating to the offer of LGL’s securities to be issued to IronNet’s stockholders in connection with the completion of the proposed business combination described in the Registration Statement. LGL has mailed the definitive proxy statement/prospectus to stockholders of LGL as of the record date of July 19, 2021. LGL also will file other relevant documents from time to time regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF LGL ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED BY LGL FROM TIME TO TIME WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about LGL and IronNet once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by LGL when and if available, can be obtained free of charge on LGL’s website at https://www.dfns.ai or by directing a written request to LGL Systems Acquisition Corp., 165 Liberty St., Suite 220, Reno, NV 89501 or to info@dfns.ai.

Participants in the Solicitation

LGL and IronNet and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of LGL’s stockholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed to be participants in the solicitation of proxies from LGL’s stockholders in connection with the proposed transactions described in the Registration Statement and the interests that such persons have in the proposed business combination are set forth in the proxy statement/prospectus included in the Registration Statement.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding IronNet’s business combination with LGL, the expansion of the cybersecurity market and customer growth opportunities for IronNet, and IronNet’s expected revenue and annual recurring revenue levels. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,”

“forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements, including statements relating to IronNet’s future financial performance. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside LGL’s or IronNet’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by LGL stockholders; the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; IronNet’s ability to execute on its plans to develop and market new products and the timing of these development programs; IronNet’s estimates of the size of the markets for its products; the rate and degree of market acceptance of IronNet’s products; the success of other competing technologies that may become available; IronNet’s ability to identify and integrate acquisitions; the performance of IronNet’s products; potential litigation involving LGL or IronNet; and general economic and market conditions impacting demand for IronNet’s products. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described under the heading “Risk Factors” in the proxy statement/prospectus included in the Registration Statement, LGL’s Annual Report on Form 10-K (as amended), Quarterly Reports on Form 10-Q, and other documents filed by LGL from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither LGL nor IronNet undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

IronNet Contacts:

IronNet Investor Contacts: Michael Bowen and Ryan Gardella: IronNetIR@icrinc.com

IronNet Media Contact: Kate Duchaney: ironnet@matternow.com